Mail Stop 4561

October 2, 2008

Stuart Turk
Chief Executive Officer and President
Metro One Development, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario, Canada L4K 4Y2

> **Re:** **Metro One Development, Inc.**
> **Form 8-K Filed September 9, 2008**
> **File No. 333-61538**

Dear Mr. Turk:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Marc Thomas
Staff Accountant